                                    APPROVED BY:   Monica Eisinger
                                                   President and CEO
For Immediate Release
---------------------

                                    CONTACT:       MIND C.T.I. Ltd.
                                                   Michelle Melamed
                                                   Tel: 201-288-3900

                                                   Morgen-Walke Associates, Inc.
                                                   Michele Katz/Cathy Dawson
                                                   Press: Brian Maddox
                                                   Tel: 212-850-5600

                   MIND CTI REPORTS 115% RISE IN NET INCOME
                              FOR SECOND QUARTER
                         * Total Revenue Increases 99%

Yoqneam, Israel, September 5, 2000--MIND C.T.I. Ltd. (Nasdaq: MNDO) a developer, manufacturer and marketer of real-time billing and customer care software for Voice over IP service providers as well as other IP services, today announced results for the second quarter ended June 30, 2000.

Revenues for the second quarter of 2000 increased 99% to $3.6 million from $1.8 million in the second quarter of 1999. Net income for the quarter ended June 30, 2000 rose 115% to $879,000 from $408,000 for the quarter ended June 30, 1999. Including amortization of $5.4 million related to the beneficial conversion feature of Mind's convertible preferred shares, the Company's net loss applicable to ordinary shares was $4.5 million, or $0.32 per share during the quarter ended June 30, 2000. These shares were converted into ordinary shares upon consummation of MIND's initial public offering in August 2000. Earnings per share, excluding amortization related to the beneficial conversion feature, were $0.05 for the quarter ended June 30, 2000 compared to $0.03 for the quarter ended June 30, 1999.

"Our second quarter results reflect the strength of our customer-oriented `pay as you grow' business model," stated Monica Eisinger, President and CEO of MIND C.T.I. "During the quarter, we continued to experience key customers expanding the scale of the network supported by our software. Looking ahead, we see continued growth in customer extensions in our key geographic regions in the United States and Europe.

"Additionally, we continue to deepen our market penetration with new strategic partnerships, extending our billing opportunities. Overall, the success of our second quarter validates the strategy of our business model and we remain confident in continuing this trend."

In August 2000, the Company sold 3,000,000 ordinary shares in an initial public offering at $10.00 per share.

                                    -more-

MIND CTI                                                                  PAGE 2

For the six months ended June 30, 2000, revenue increased 99% to $6.8 million from $3.4 million in the prior year period. Net income increased 128% to $1.4 million from $597,000 for the six months ended June 30, 1999. Including the accretion and amortization of beneficial conversion feature relating to the Company's preferred shares, the net loss applicable to ordinary shares was $10.7 million, or $0.73 per share, for the six months ended June 30, 2000. Earnings per share excluding the accretion and amortization of the beneficial conversion feature, were $0.09 for the six months ended June 30, 2000 compared to $0.04 for the six months ended June 30, 1999.

Second Quarter Highlights
-------------------------

Availability of MEIPS (MIND Enterprise IP System) Accounting Solution for Cisco CallManager. The integration provides mutual customers with a best of class call accounting solution for a new communication framework. Cisco's call processing platform keeps track of all IP generated phone calls and provides an open interface for integrating data in the MEIPS Accounting solution. MEIPS has the ability to customize reports from call detail records within the call processing platform and easily distribute the reports across the same IP infrastructure that the calls were generated on.

Collaboration with Open Port to provide integrated billing solution. The two companies are working together to offer service providers an integrated pre-and post-paid billing and provisioning interface for enhanced Internet messaging services. The solution will offer service provider customers reduced integration costs and faster deployment. Rollout is slated for two phases, with a post-paid billing and provisioning interface being piloted with service providers and integrators in May 2000, and pre-paid interoperability expected to be rolled out in the fourth quarter of 2000. Open Port and MIND are also jointly working on marketing, selling and interoperability testing.

Strategic Alliance with TMNG.com to provide leading IP telephony solutions. Working together on a non-exclusive basis with mutual clients, the two companies will provide IP-based back-office infrastructure solutions that empower service providers to seize new revenue opportunities. They will also collaborate to further expand TMNG's e-Lexicon toolset, using the functionality of MIND's leading-edge IP telephony billing and customer care solution, MIND-iPhonEX(R).

As a reminder, MIND CTI will be hosting a conference call to discuss earnings Wednesday, September 6, 2000, at 10:00 a.m. US EST.

                                    -more-

MIND CTI                                                                  PAGE 3

About MIND

MIND is a leading provider of Billing & Customer Care, Accounting and Management solutions for multiple IP services including Voice, Data, Content and Unified Messaging. MIND's IP Telephony billing and customer care solutions are installed at over 100 customers worldwide. MIND's convergent IP services billing system provides ISPs, ITSPs and telcos with a real time solution for billing diverse IP services. MIND operates from its Israeli headquarters and provides sales and support services to its worldwide customer base from offices in the United States and China. For more information, please visit the Company's Web site at www.mindcti.com.
---------------

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward looking statements are not guarantees of future performance. They involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company's actual results and stockholder values may differ materially from those anticipated or expressed in these forward looking statements.

                                      ###

                              (tables to follow)

                               MIND C.T.I. LTD.
            Condensed Consolidated Statement of Income (unaudited)
                     (in thousands, except per share data)

                                                          Three Months Ended            Six Months Ended
                                                               June 30,                     June 30,
                                                       -------------------------     -----------------------
                                                         2000             1999         2000           1999
                                                       --------         --------     --------       --------
Revenues                                               $  3,630         $  1,821     $  6,801       $  3,406
Cost of revenues                                            506              338          929            626
                                                       --------         --------     --------       --------
Gross Profit                                              3,124            1,483        5,872          2,780
                                                       --------         --------     --------       --------
Research and Development Expenses-net                       847              370        1,741            787
Selling, General and Administrative Expenses:
   Selling                                                1,070              404        1,972            833
   General and administrative                               386              211          656            430
Non-Cash Compensation                                        71                -          149              -
                                                       --------         --------     --------       --------
Operating income                                            750              498        1,354            730
Financial income - net                                      151               20          172             35
                                                       --------         --------     --------       --------
Income before income taxes                                  901              518        1,526            765
   Taxes on income                                           22              110          166            168
                                                       --------         --------     --------       --------
Net Income                                                  879              408        1,360            597
                                                       --------         --------     --------       --------
Accretion of mandatorily redeemable, convertible A
   Preferred shares to mandatory redemption value             -                -       (6,672)             -
Amortization of beneficial conversion feature of
   Redeemable convertible preferred shares               (5,417)               -       (5,417)             -
                                                       --------         --------     --------       --------
Net income (loss) applicable to ordinary shares        $ (4,538)        $    408     $(10,729)      $    597
                                                       ========         ========     ========       ========
Earnings (loss) per ordinary share
   Basic                                               $  (0.32)        $   0.03     $  (0.73)      $   0.04
   Diluted                                             $  (0.32)        $   0.03     $  (0.73)      $   0.04

Weighted average number of ordinary shares used in
   Computation of earnings (loss) per ordinary share -
   In thousands:
   Basic                                                 14,337           14,892       14,664         14,451
   Diluted                                               14,337           15,097       14,664         14,649

                               (table to follow)

                               MIND C.T.I. LTD.
                  Consolidated Balance Sheets (in thousands)

                                                                    June 30,          December 31,
                                                                   -------------------------------
                                                                      2000                 1999
                                                                   ----------           ----------
                                                                   (Unaudited)
                                                                   -------------------------------
ASSETS
Current Assets
Cash and cash equivalents                                          $   13,409           $        -
Short-term investments                                                     98                  754
Accounts receivable:
  Trade                                                                 4,408                2,577
  Other                                                                   326                  250
Inventories                                                                36                   37
                                                                   ----------           ----------
Total current assets                                                   18,277                6,264
Property and equipment
  Cost                                                                  1,778                1,392
  Less - accumulated depreciation and
         amortization                                                     562                  421
                                                                   ----------           ----------
                                                                        1,216                  971
                                                                   ----------           ----------
Other Assets                                                              284                  258
                                                                   ----------           ----------
Total assets                                                       $   19,777           $    7,493
                                                                   ==========           ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
(NET OF CAPITAL DEFICIENCY)
Current liabilities:
  Accounts payable and accruals:
  Trade                                                            $      929           $      201
  Other                                                                 2,413                1,648
Total current liabilities                                               3,342                1,849
Accrued Severence Pay                                                     613                  424
                                                                   ----------           ----------
Total current liabilities                                               3,955                2,273
                                                                   ----------           ----------
Mandatorily Redeemable Convertible Preferred Shares                    20,778                    -
                                                                   ----------           ----------
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY):
Share capital                                                              36                   36
Additional paid-in capital                                              6,781                3,680
Deferred stock compensation                                              (809)                (274)
Retained earnings (accumulated deficit)                               (10,964)               1,778
                                                                   ----------           ----------
Total shareholders' equity (capital deficiency)                        (4,956)               5,220
                                                                   ----------           ----------
Total liabilities and shareholders' equity
(net of capital deficiency)                                            19,777                7,493
                                                                   ==========           ==========

                                      ###